1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 8, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/08/05:	The Board approved the dismissal of senior management

99.02	Announcement on 2022/08/05:	The Company’s board of directors approved the lease of land in Shilin District, Taipei City to National Housing and Urban Regeneration Center
99.03	Announcement on 2022/08/05:	The board approved the construction of Lunping Internet Data Center
99.04	Announcement on 2022/08/05:	The Company announced consolidated financial statements for the six months ended June 30, 2022 approved by the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Board approved the dismissal of senior management

Date of events: 2022/08/05

Contents:

1.	Date of occurrence of the event: 2022/08/05

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The 2nd Meeting of the 10th Term Board of Directors resolved：

In response to the abolition of the Southern Taiwan Business Group on August 31, 2022. Tian-Tsair Su, the president of Consumer Business Group was relieved from the position of the president of Southern Taiwan Business Group.

6.	Countermeasures: None

7.	Any other matters that need to be specified: The effective date is August 31, 2022.

EXHIBIT 99.02

The Company’s board of directors approved the lease of land in Shilin District, Taipei City to National Housing and Urban Regeneration Center

Date of events: 2022/08/05

Contents:

1.	Date of occurrence of the event: 2022/08/05

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.

Cause of occurrence: Chunghwa Telecom’s board of directors approved the lease of land at Land Lot no.83 and 84, Lanya Section, 2th Subsection, Shilin District, Taipei City to National Housing and Urban Regeneration Center. Content and other important terms and conditions will be finalized once the contract is made.

6.	Countermeasures: properties activation

7.	Any other matters that need to be specified: None

EXHIBIT 99.03

The board approved the construction of Lunping Internet Data Center

Date of events: 2022/8/05

Contents:

1.	Type of contract: construction contract

2.	Date of occurrence of the event: 2022/08/05

3.	Counterparty to the contract and relationship with the Company: N/A

4.

Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

Located at Taoyuan City, the new IDC center will be a building with one basement and five floor above ground and the floor area is about 6,277 ping in total.  The construction will cost approximately NT$ 1.59 billion.

5.	Name of the professional appraisal firm or company and its appraisal opinion: N/A

6.	Name of the real property appraiser: N/A

7.	Practice certificate number of the real property appraiser: N/A

8.	Concrete purpose of the acquisition: To expand IDC facilities for business use.

9.	Any dissenting opinions of directors to the present transaction: None

10.	Whether the counterparty of the current transaction is a related party: No

11.	Date of the board of directors resolution: NA

12.	Date of ratification by supervisors or approval by the audit committee: NA

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Any other matters that need to be specified: None

EXHIBIT 99.04

The Company announced consolidated financial statements for the six months ended June 30, 2022 approved by the Board of Directors

Date of events: 2022/8/05

Contents:

1.	Date of submission to the board of directors or approval by the board of directors: 2022/08/05

2.	Date of approval by the audit committee: 2022/08/03

3.	Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/06/30

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 103,730,449

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 39,693,736

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 23,685,893

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 24,177,291

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 19,426,469

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 18,716,421

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 2.41

11.	Total assets end of the period (thousand NTD): 526,606,547

12.	Total liabilities end of the period (thousand NTD): 152,524,124

13.	Equity attributable to owners of parent end of the period (thousand NTD): 362,352,073

14.	Any other matters that need to be specified: None